Annual Report Cover Description
-------------------------------
The 1995 Annual Report Cover for Payco American Corporation is herewith described in order to comply with Securities and Exchange Commission electronic filing requirements.

Off white glossy cover with a collage of photos and business items including; envelope, headset, telephone receiver, computer greenbar paper. The following words are also part of the collage: WIN, VISION, "The Power of Human Potential, Education & Shared Vision". A photo of a globe also appears.

Employees Pictured on Cover: Customer service representative, Tracy Fredrick, Sales consultants, Brad Taylor and Rachelle Melloch, and production supervisor, Marla Lumpkins, and account representative Marc Benkowski.

(top right to right center)
PAYCO [globe logo][registered trade mark]
AMERICAN CORPORATION

1995 ANNUAL REPORT

Annual Report Inside Cover Wording and Description
--------------------------------------------------

     PAYCO AT A GLANCE

     VISION: DELIVER BEST-IN-CLASS RECEIVABLE MANAGEMENT SOLUTIONS WORLDWIDE WHILE INCREASING SHAREHOLDER WORTH.

     FOUNDED: 1959

     HEADQUARTERS:  BROOKFIELD, WISCONSIN, USA

     GEOGRAPHIC PRESENCE:  43 OFFICE LOCATIONS ACROSS THE UNITED   STATES
(FOR LIST, SEE INSIDE BACK COVER); ALSO OFFICES IN SAN JUAN, PUERTO RICO; MEXICO CITY, MEXICO; AND TOKYO, JAPAN.

     NUMBER OF EMPLOYEES:  3,500

     STOCK MARKET LISTING:  NASDAQ-PAYC

ON THE COVER: PEOPLE MAKE THE PAYCO DIFFERENCE THROUGH VISION, SOLUTIONS, CUSTOMER SERVICE, TOP PERFORMANCE, AND ASSISTANCE FROM OUR LEADING EDGE TECHNOLOGY - WIN (WORLD-CLASS INTEGRATED NETWORK). EMPLOYEES PICTURED ARE (TOP PHOTO) CUSTOMER SERVICE REPRESENTATIVE TRACY FREDRICK, (MIDDLE PHOTO) SALES CONSULTANTS BRAD TAYLOR AND RACHELLE MELLOCH, (BOTTOM PHOTO) PRODUCTION SUPERVISOR MARLA LUMPKINS, AND ACCOUNT REPRESENTATIVE MARC BENKOWSKI.

-----------------------------
The following table is presented in lieu of a bar graph illustration which appears in the paper copy of the 1995 Annual Report. this information is presented in this format in compliance with the Securities and Exchange Commission electronic filing requirements.

  Comparison of Five Year History of Operating Revenue, net Income

     Per Share and Operating Margin
------------------------------------------------------------------
Year                            1991   1992   1993   1994   1995
-----                           ----   ----   ----   ----   ----
Operating Revenue              112.5  123.6  150.8  150.7  175.6
(in Millions of Dollars)

Net Income Per Share             .49    .33     .40    .45    .52
(in Dollars)

Operating Margin                 7.1     4.7     5.0    5.6    5.6
(Percentage)

The following accomplishments are shown at the bottom of the inside front cover and extend onto page 1 of the annual report in time line fashion.

IN 1995, PAYCO ACCOMPLISHED A GREAT DEAL.  HERE ARE SOME OF THE HIGHLIGHTS:

January 1995    Payco acquires Furst & Furst

January 1995    First of 8 management workshops held in '95 on

   "Learning Organization."
February 1995   Payco acquires Continental Credit Adjustors
May 1995        First of 8 offices converted in '95 to WIN
                (World-class Integrated Network).
May 1995        Payco acquires Grable, Greiner & Wolff.
May 1995        Training of more than 200 production managers and
                supervisors begins.
August 1995     Payco wins contract to manage business office
                of Maricopa County Health Care Systems.
September 1995  Payco combines its health care accounts
                receivable management services, now marketed
                under the name Qualink.
December 1995   Telemarketing/teleservicing operations
                consolidated into two locations.
December 1995   Payco surpasses previous company record for
                annual operating revenue.

INSIDE BACK COVER

METROPOLITAN LOCATIONS
ATLANTA, GA, AUGUSTA, ME, BALTIMORE, MD, BOSTON, MA, BROOKFIELD, WI
CHICAGO, IL, CINCINNATI, OH, CLEVELAND, OH, COLUMBUS, OH,
DALLAS, TX, DENVER, CO, DETROIT, MI, EDISON, NJ, FORT MYERS, FL,
HOUSTON, TX, INDIANAPOLIS, IN, JACKSONVILLE, FL, LAS VEGAS, NV,
LOS ANGELES, CA, MIAMI, FL, MINNEAPOLIS, MN, OKLAHOMA CITY, OK, ORLANDO, FL, PHILADELPHIA, PA, PHOENIX, AZ, PITTSBURGH, PA, PLEASANTON, CA, PORTLAND, OR, RICHMOND, VA, ROCHELLE PARK, NJ,
SAN JUAN, PR, SEATTLE, WA, SPRINGFIELD, MO, TUCSON, AZ,
WASHINGTON, DC, YONKERS, NY

INTERNATIONAL LOCATIONS

MEXICO CITY, MEXICO
TOKYO, JAPAN

OFFICERS AND DIRECTORS

DENNIS G. PUNCHES                ALVIN W. KEELEY
CHAIRMAN OF THE BOARD            SENIOR VICE PRESIDENT-
                                   MARKETING
NEAL R. SPARBY                   DIRECTOR
PRESIDENT
CHIEF EXECUTIVE OFFICER          SUSAN MATHISON
DIRECTOR                         VICE PRESIDENT-
                                  ADMINISTRATION
DAVID S. PATTERSON               SECRETARY
EXECUTIVE VICE PRESIDENT
CHIEF OPERATING OFFICER          JOHN P. STETZENBACH
                                 VICE PRESIDENT-FINANCE
JAMES R. BOHMANN                 CHIEF FINANCIAL OFFICER
SENIOR VICE PRESIDENT-
 CORPORATE DEVELOPMENT           BO S. GORANSON
TREASURER                        DIRECTOR
DIRECTOR
                                 WILLIAM A. INGLEHART
PATRICK E. CARROLL               DIRECTOR
SENIOR VICE PRESIDENT-SALES
DIRECTOR                         RAYMOND J. LARKIN
                                 DIRECTOR
PHILIP C. COLIN
VICE PRESIDENT-                  RICHARD G. MILES
 CORPORATE INFORMATION           DIRECTOR
 SERVICES
                                 DENNIS SHEA
WILLIAM W. KAGEL                 DIRECTOR
SENIOR VICE PRESIDENT-
 PRODUCTION
DIRECTOR

INSIDE BACK COVER CONTINUED:

CRAMER MULTHAUF & HAMMES
LEGAL COUNSEL

ARTHUR ANDERSEN LLP
AUDITORS

FIRSTAR TRUST COMPANY
TRANSFER AGENT

A COPY OF THE COMPANY'S 10-K ANNUAL REPORT, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE TO STOCKHOLDERS BY WRITTEN REQUEST TO:

        SUSAN MATHISON
        PAYCO AMERICAN CORPORATION
        180 NO EXECUTIVE DRIVE
        BROOKFIELD, WISCONSIN  53005-6066

Printed on recycled paper with soy ink [recycle mark].

BACK COVER

Bottom center:   PAYCO [registered trademark with globe]
                 American Corporation

Bottom right corner:  CORPORATE HEADQUARTERS
                      180 N. EXECUTIVE DRIVE
                      BROOKFIELD, WISCONSIN  53005-6066

                      TELEPHONE (414) 784-9035
                      http://www.payco.com

                        PAYCO AMERICAN CORPORATION

                                 HEALTH CARE ACCOUNTS
CONSUMER DEBT COLLECTION         RECEIVABLE MANAGEMENT
------------------------         ----------------------
 DESCRIPTION:                     DESCRIPTION:

  Full-service collections,        Management of all or a portion
  including skip tracing and       of the accounts receivable
  litigation.                      functions.  Includes patient
                                   reception services, third-
 MARKETS:                          party billing, patient pay
  Credit cards, education,         resolution, inbound and out-
  government, health care,         bound patient communication
  retail, telecommunications,      services, cash application
  utilities.                       functions.

                                  MARKETS:
                                    Hospitals, clinics, physicians,
                                    dentists.

COMMERCIAL DEBT COLLECTION        PRECOLLECTION SERVICES
--------------------------        -----------------------
 DESCRIPTION:                      DESCRIPTION:
  Collection of business-to-        Timely follow-up of consumer
  business debt.                    credit accounts through
                                    letters and telephone contacts.
 MARKETS:
  Banks, freight/transportation,    MARKETS:
  government, insurance,             Consumer credit grantors.
  telecommunications.

STUDENT LOAN BILLING               TELESERVICING
--------------------               -------------
 DESCRIPTION:                       DESCRIPTION:
  Billing, due diligence             Teleservicing refers to out-
  and customer service for           bound and inbound calling
  Perkins, NDSL, HPSL, and           programs to perform sales,
  PCL student loans and              customer retention programs,
  institutional funds.               market research, and customer
                                     service.
 MARKETS:
  Colleges, universities.           MARKETS:
                                     Banks, cable TV,
 CONTRACT MANAGEMENT                 manufacturers,
 -------------------                 print media, political, real
DESCRIPTION:                         estate, retail, telecommunica-
  Payco personnel perform            tions and utilities.
  accounts receivable functions
  at the client's location.
 MARKETS:
   Both commercial and consumer credit grantors.

SELECTED FINANCIAL DATA                          PAYCO AMERICAN CORPORATION
____________________________________________________________________________________________________________
FOR THE YEARS ENDED DECEMBER 31:
                                                1995         1994         1993         1992         1991
___________________________________________________________________________________________________________
(the following amounts are presented in thousands of dollars except per share data)
Accounts Received for Collection             $4,029,000   $3,246,000   $3,538,000   $3,378,000   $3,097,000

Operating Revenue                               175,560      150,696      150,795      123,585      112,452

Net Income                                        5,250        4,559        4,001        3,288        4,932

Net Income Per Share                               0.52         0.45         0.40         0.33         0.49

------------------------------------------------------------------------------------------------------------------
AS OF DECEMBER 31:                                1995         1994         1993         1992         1991
------------------------------------------------------------------------------------------------------------------
Total Assets                                     103,675       87,498       79,081       73,232       63,590

Long-Term Debt                                       334          395          447          255           95

The Company has no cash dividend paying history.


MARKET FOR COMPANY'S STOCK AND RELATED SECURITY MATTERS
__________________________________________________________________________________________________________________

The Company's stock is traded  principally in the over-         QUARTER ENDED                HIGH          LOW
the-counter market.  The number of shareholders of              __________________________________________________
record on December 31, 1995 was 612.
                                                                March 31,1994                 $12.00        $9.00
                                                                June 30,1994                   10.00         8.50
The following table shows the high and low closing              September 30,1994               9.50         8.25
sale prices reported in the NASDAQ National Market              December 31,1994                9.50         6.50
System (Symbol PAYC).                                           March 31,1995                   9.00         7.00
                                                                June 30,1995                    8.50         6.38
                                                                September 30,1995               9.63         7.63
                                                                December 31,1995                9.50         8.25

                                      PAYCO AMERICAN CORPORATION
TO OUR SHAREHOLDERS

     Dear Fellow Shareholders:

     Your Company produced record revenue of $175.6 million in 1995, up 16.5% from 1994. Earnings per share increased 15.6% to $0.52, compared to $0.45 in 1994. The 1995 earnings per share include a charge in the fourth quarter of approximately $0.03 per share to establish a reserve against our remaining investment in our Japanese joint venture.

JAPAN JOINT VENTURE
-------------------
     The Business proposition that credit grantors in Japan could benefit from an efficient receivable management process remains valid. The carrying value of the joint venture interest is sufficiently uncertain that conservative accounting dictated a downward adjustment, which was taken in the fourth quarter of 1995. We continue to consider alternatives which may result in profitable operations in one of the largest economies in the world.

CONVERSION COSTS & BENEFITS
---------------------------
     In 1995 we began converting to our new computer system, WIN (World-class Integrated Network). Amortization of conversion costs contributed to increased expenses in 1995. These costs will increase in 1996.
     We expect WIN to improve productivity as well as help increase collections and, in turn, revenue and profit margins. In 1995 we converted eight more offices to WIN after converting two offices in late 1994. Users are praising WIN for its speed, flexibility, efficiency and ease of use.

STRATEGIC POSITIONING
---------------------
     Payco took a number of steps in 1995 to improve our competitive position and better meet the needs of key markets:

THIRD-PARTY COLLECTIONS
     We simplified the reporting structure of our domestic third-party collection operations, increasing our ability to focus our efforts to meet and exceed client expectations. We see growth potential for contingency fee collection programs and for fee-for-service programs.

MEDICAL BILLING
     We created a new subsidiary, Qualink, Inc., to serve hospitals and clinics that want to increase efficiency and quality by outsourcing parts or all of their accounts receivable operations. Qualink performs pre-admission and admission services, third-party billing and follow-up, self-pay account billing and follow-up, cash application, and inbound and outbound patient communication services. WIN provides capabilities for us to be very competitive in this market.
                                 -3-
COMMERCIAL COLLECTIONS
     The 1995 acquisitions of Furst & Furst and Grable, Greiner & Wolff make Payco a leading provider of commercial collection services in the United States. An increasing number of organizations are outsourcing collection and customer service functions, providing growth opportunities for our commercial collection operations.

TELESERVICING DIVISION
     In late 1995 we consolidated our teleservicing operations into two call centers located in Pittsburgh, Pennsylvania and Phoenix, Arizona. The Teleservicing Division performs telemarketing (outbound calling programs to sell products and services or to gather information) and teleservicing (telephone customer service programs).

STUDENT LOAN BILLING
     We progressed in the upgrade of our student loan billing system in 1995. Scheduled for completion in late 1996, the upgrade will enable us to deliver greater flexibility, efficiency and responsiveness. We expect the upgraded system, combined with strong customer service, to help us increase this business.

COMPLIANCE
     We continued to progress toward the goal of providing superior collection recoveries with zero consumer complaints. Strict compliance with collection laws, combined with an approach that emphasizes "PHD" - Preserving Human Dignity - will enable us to produce top results for our clients while upholding their positive public image.

TRAINING AND EDUCATION
     We increased our investment in training and educating our work force, including management. For example, in 1995 we began customized training of more than 200 Production Department supervisors and managers. We will continue Production management training in 1996. We also introduced "learning organization" principles to more than 160 managers. Our goal is to continuously improve our employees' ability to think, learn, solve problems, communicate and share a common vision.

OUTSOURCE OPPORTUNITIES
     In order to improve efficiency and customer service, an increasing number of organizations are outsourcing the closely-linked, "non-core" functions of accounts receivable management, telephone customer service and telemarketing.
     Payco currently performs significant "outsource" projects for:
                     -Utility Companies
                     -Hospitals
                     -Student Loan Servicers
                     -Transportation and
                      Freight Companies
                     -State Governments
                     -Political Campaigns.
We will continue to aggressively pursue the growth of these types of revenues.

OUTLOOK
     We expect 1996 to be challenging as we:

                    -Convert to WIN from the Payco
                     Automated Collection System
                     (PACS[registered trademark])

                    -Upgrade the student loan billing
                     system by late 1996

                    -Deal with pricing pressures in
                     certain markets

                    -Intensify our training efforts.

     We serve markets that offer opportunities for growth. Our employees have demonstrated the ability to deliver value to our clients and thereby capitalize on these opportunities. We will continue to do this in 1996.
     We sincerely thank our clients for their business, our employees for their accomplishments, our Directors for their guidance, and you, our shareholders, for your continued confidence.

    [photograph of Dennis G. Punches]
    DENNIS PUNCHES
    -----------------
    Dennis G. Punches
    Chairman of the Board

    [photograph of Neal R. Sparby]
    NEAL R SPARBY
    -----------------
    Neal R. Sparby
    Chief Executive Officer

CONSOLIDATED BALANCE SHEETS           PAYCO AMERICAN CORPORATION

-----------------------------------------------------------------------------------------------------------
December 31,                  1995      1994                                             1995       1994
-----------------------------------------------------------------------------------------------------------
(in thousands of dollars except share and per share data)
ASSETS                                             LIABILITIES & SHAREHOLDERS'
                                                   INVESTMENT

CURRENT ASSETS:                                    CURRENT LIABILITIES:

Cash and Cash Equivalents     $7,752   $10,867     Collections Due to Clients           $20,233    $17,794

Cash and Cash Equivalents                          Accounts Payable                       5,441      5,459
 Held for Clients             20,233    17,794
                                                   Short-Term Borrowings                 13,034      6,200

                                                   Other Notes Payable                    1,000        -

                                                   Obligations under Capital
Accounts Receivable-Trade                           Leases                                   60         77
 Net of Allowances            21,013    15,541     Accrued Liabilities-
                                                    Salaries and Benefits                 6,493      5,597
Accounts Receivable-                                Taxes, Other Than Income              1,224      1,101
 Purchased                    11,012    13,826      Other                                 1,705      1,698

Prepaid Expenses               1,527     1,054     Deferred Revenue                         118        192
Accrued Income Taxes              -         23
Deferred Income Taxes          1,087       743     Accrued Income Taxes                      49         -
                           ---------- ---------                                        --------- ----------
Total Current Assets          62,624    59,848     Total Current Liabilities             49,357     38,118

PROPERTY AND EQUIPMENT:                            OTHER LONG-TERM LIABILITIES              834        942

Data Processing Equipment     45,373    33,105     LONG-TERM DEBT                           334        334
Furniture and Equipment       12,793    11,334
Leasehold Improvements         3,513     2,998     OBLIGATIONS UNDER CAPITAL
Property Held under                                LEASES                                    -          61
Capital Leases                   634       634
                           ---------- ---------    COMMITMENTS AND
                              62,313    48,071     CONTINGENCIES  (Note 11)
Less Accumulated
Depreciation and                                   SHAREHOLDERS' INVESTMENT:
Amortization                  39,450    34,463     Preferred Stock,
                           ---------- ---------     No Par Value-
Net Property and Equipment    22,863    13,608      Authorized 500,000 Shares,
                                                    None Issued                               -         -

ACCOUNTS RECEIVABLE-
PURCHASED                      4,338     4,164     Common Stock,
                                                    $0.10 Par Value-Authorized
                                                    50,000,000 Shares,
OTHER LONG-TERM                                     Issued & Outstanding, 10,155,085
RECEIVABLES                      519       839      and 10,128,503 Shares, Respectively   1,016      1,013

NON-COMPETE COVENANTS, NET     1,151     2,691     Additional Paid-In Capital             2,020      1,637

GOODWILL, NET                 11,661     5,939     Cumulative Translation Adjustments       (24)       (51)

DEFERRED INCOME TAXES            238       287     Stock Options Issuable                   148        704

OTHER ASSETS                     281       122     Retained Earnings                     49,990     44,740
                                                                                       --------- ----------
                                                   Total Shareholders' Investment        53,150     48,043
                           ---------- ---------                                        --------- ----------
                            $103,675   $87,498                                         $103,675    $87,498
                           ========== =========                                        ========= ==========

===========================================================================================================
The accompanying notes are an integral part of these consolidated balance sheets.

                                                PAYCO AMERICAN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
---------------------------------------------------------------------------------
FOR THE THREE YEARS ENDED DECEMBER 31,
                                            1995           1994          1993
---------------------------------------------------------------------------------
(in thousands of dollars except share and per share data)
OPERATING REVENUE                          $175,560       $150,696      $150,795

OPERATING EXPENSES:

Salaries and Benefits                       100,108         82,786        82,007

Telephone                                    10,619         10,846        10,160

Postage and Supplies                         10,824          8,962         9,206

Occupancy Costs                               9,053          8,381         8,741

Data Processing Equipment                     8,415          7,353         7,938

Amortization of Acquisition Costs            14,803         12,543        13,874

Other Operating Costs                        11,822         11,360        11,362
                                         -----------    -----------   -----------
Total Operating Expenses                    165,644        142,231       143,288
                                         -----------    -----------   -----------
Income from Operations                        9,916          8,465         7,507
                                         -----------    -----------   -----------
OTHER INCOME, Primarily from
 Short-Term Investments                         234             68            28
INTEREST EXPENSE                                770            148           268
                                         -----------    -----------   -----------
Income before Income Taxes                    9,380          8,385         7,267

PROVISION FOR INCOME TAXES                    4,130          3,826         3,266
                                         -----------    -----------   -----------
NET INCOME                                   $5,250         $4,559        $4,001
                                         ===========    ===========   ===========
WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING                              10,133,173     10,080,889    10,075,886

NET INCOME PER SHARE                          $0.52          $0.45         $0.40

=================================================================================
The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT                       PAYCO AMERICAN CORPORATION
_______________________________________________________________________________________________________
FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                                                  Additional   Cumulative
                                Common Stock         Paid-In  Translation  Stock Options      Retained
                              Shares     Amount      Capital  Adjustments       Issuable      Earnings
_______________________________________________________________________________________________________
(in thousands of dollars except share data)

BALANCE
December 31, 1992         10,075,886     $1,008       $1,084       $  -           $1,311       $36,180

Net Income                     -             -            -           -            -             4,001
_______________________________________________________________________________________________________
BALANCE
December 31, 1993         10,075,886      1,008        1,084           -           1,311        40,181

Currency Translation
Adjustment                     -             -            -           (51)         -                -

Net Income                     -             -            -            -           -             4,559

Exercise of Stock Options     52,617          5          553           -            (607)           -
_______________________________________________________________________________________________________
BALANCE
December 31, 1994         10,128,503      1,013        1,637          (51)           704        44,740

Currency Translation
Adjustment                     -             -            -            27          -                -

Net Income                     -             -            -            -           -             5,250

Exercise of Stock Options     26,582          3          383           -            (556)           -
_______________________________________________________________________________________________________
BALANCE
December 31, 1995         10,155,085     $1,016       $2,020         ($24)          $148       $49,990
=======================================================================================================

The accompanying notes are an integral part of these consolidated statements.

                                                    PAYCO AMERICAN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                    1995       1994       1993
----------------------------------------------------------------------------------
(in thousands of dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income                                         $5,250     $4,559     $4,001

Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Amortization of Acquisition Costs                  14,803     12,543      3,874
Depreciation and Amortization                       5,367      4,681      4,777
Benefit of Deferred Income Taxes                     (201)      (465)      (363)

  Changes in Assets and Liabilities:
  Accounts Receivable-Trade                        (5,472)    (2,262)      (761)
  Prepaid Expenses                                   (361)      (119)       444
  Accounts Payable                                    (54)       839       (838)
  Accrued Liabilities                                 954        835      1,442
  Deferred Revenue                                    (74)       (46)        34
  Accrued Income Taxes                                 72       (967)       302
                                                  --------   --------   --------
Net Cash Provided by Operations                    20,284     19,598     22,912
                                                  --------   --------   --------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
Capital Expenditures, Net of Retirements          (13,447)    (4,755)    (2,598)
Purchase of Accounts Receivable                    (9,725)   (17,309)   (15,152)
Purchase of Other Businesses, Net                  (8,160)    (4,333)         -
Long-Term Notes Receivable                            320       (354)      (485)
                                                  --------   --------   --------
Net Cash Used In Investing Activities             (31,012)   (26,751)   (18,235)
                                                  --------   --------   --------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
Net Proceeds (Payments) from Short-Term Borrowings  6,834      4,200     (1,600)
Net Proceeds from Other Notes Payable               1,000        -          -
Payments Under Capital Lease Obligations              (78)      (119)      (245)
Other Long-Term Debt and Other                         27       ( 26)       309
Net Payments from Exercise of Stock Options          (170)      ( 49)         -
                                                  --------   --------   --------
Net Cash Provided by (Used In) Financing Activities 7,613      4,006     (1,536)
                                                  --------   --------   --------
Net Increase (Decrease) in Cash and
   Cash Equivalents                                (3,115)    (3,147)     3,141

Cash and Cash Equivalents at
   Beginning of Year                               10,867     14,014     10,873
                                                  --------   --------   --------
Cash and Cash Equivalents at End of Year           $7,752    $10,867    $14,014
                                                  ========   ========   ========

==================================================================================
SUPPLEMENTAL CASH FLOWS INFORMATION:
Cash Paid For:
     Income Taxes, Net of Refunds                  $4,361     $5,374     $3,327
     Interest                                         691        216        266
==================================================================================
The accompanying notes are an integral part of these consolidated  statements.

                                        -8-

                                         PAYCO AMERICAN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1   BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
------------------------------------------------

DESCRIPTION OF BUSINESS

Payco American Corporation and its subsidiaries (the Company) provide the following outsource services: consumer debt collection; commercial debt collection; student loan billing; contract management of accounts receivable; health care accounts receivable billing and management; precollection programs; and inbound and outbound calling programs. The Company also purchases and manages portfolios of discounted accounts receivable. The market for the Company's services are the United States, Puerto Rico, Mexico and Japan.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of Payco American Corporation and its majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

REVENUE RECOGNITION

Collection revenue is recognized at a commission rate when a collection payment is received. Revenue is recognized on purchased accounts receivable portfolios when payments are collected. Revenue on all other services provided by the Company is recognized as the service is performed.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of in the normal course of business, the cost and related accumulated depreciation are removed from the accounts, and resulting gains or losses are included in the Consolidated Statements of Income. The Company provides for depreciation and amortization by the straight-line method over the estimated useful lives as follows:

Data Processing Equipment             3-8  years
Telephone Equipment                   3-7  years
Office Furniture & Other              3-10 years

Leasehold improvements are amortized over the term of the related leases.

GOODWILL AND ACQUISITION COSTS

Goodwill represents the excess of purchase price over the fair market value of net assets of acquired businesses. Goodwill is amortized on a straight-line basis principally over 20 years. Accumulated amortization at December 31, 1995 and 1994 totalled $1.8 million and $1.2 million, respectively.

Non-compete covenants are recorded at cost and are amortized on a straight-line basis over the term of the covenant, typically three to five years. Accumulated amortization at December 31, 1995 and 1994 totalled $6.3 million and $5.5 million, respectively.

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard, which must be adopted in 1996, requires long-lived impaired assets still in use to be carried at fair value and all long-lived assets to be disposed of to be reported a the lower of carrying amount or fair value less cost to sell.

SFAS 121 prescribes a cash flow test for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of SFAS 121, assets include certain identifiable intangibles, goodwill, property and equipment.

The Company does not anticipate that SFAS 121 will have a material impact on the Consolidated Financial Statements.

ACCOUNTS RECEIVABLE-PURCHASED

Purchased accounts receivable portfolios are recorded at cost and amortized, based upon a percentage of expected collections, over the life of the individual portfolios. The amortization rates are reviewed periodically and adjusted, based on the projected overall collection performance of each portfolio. Although the contractual lives of certain purchased receivables is 20 years, management expects to recover its portfolio costs over four years.

CASH AND CASH EQUIVALENTS

Short-term investments, which consist of certificates of deposit, government instruments and commercial paper, are included in Cash and Cash Equivalents on the Consolidated Balance Sheets. Short-term investments at December 31, 1995 and 1994 were $2.1 million and $1.8 million, respectively. The Company considers all highly liquid investments with an original maturity of less than 90 days to be cash equivalents for cash flow purposes.

INCOME TAXES

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

FOREIGN CURRENCY TRANSLATION

Foreign currency assets and liabilities are translated into United States dollars at end of period rates of exchange, and income and expense accounts are translated at the weighted average rates of exchange for the period. Resulting translation adjustments are a separate component of Shareholders' Investment.

RECLASSIFICATION

Certain 1994 and 1993 amounts have been reclassified to conform to presentation for 1995.


USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

2  FAIR VALUE OF FINANCIAL INSTRUMENTS
---------------------------------------

The estimated fair values and the methods and assumptions used to estimate the fair values of the financial instruments of the Company as of December 31, 1995 are reflected below. The carrying amount of cash and cash equivalents, notes payable and long-term debt approximate the fair value. The fair values of the notes payable and debt were determined based on current market rates offered on notes and debt with similar terms and maturities.

                        -9-

Purchased accounts receivable balances were assigned fair values based on a discounted cash flow analysis. The discount rate was based on an acceptable rate of return adjusted for the risk inherent in the purchased accounts receivable portfolios. The estimated fair value of purchased receivables was $17.8 million at December 31, 1995.


3  INCOME TAXES
----------------

__________________________________________________________________
The provision for income taxes for the three years ended
December 31, 1995 consists of the following:
-----------------------------------------------------------------
                                 1995       1994        1993
------------------------------------------------------------------
(dollars in thousands)
Current:
  Federal                      $3,412     $3,336       $2,795
  State and Foreign               919        955          834
                              -------    --------     --------
Total Current                   4,331      4,291        3,629
Total Deferred                  ( 201)    (  465)     (   363)
                              -------    --------     --------
Total Provision                $4,130     $3,826       $3,266
===================================================================

The following is a reconciliation of the statutory Federal rate to the effective tax rate applicable to the Company's consolidated income before taxes:

-----------------------------------------------------------------
                                     1995        1994       1993
------------------------------------------------------------------
Federal Statutory Rate               34.0%        34.0%      34.0%
State and Foreign Taxes
  Net of Federal Benefit              5.8          7.6        6.9
  Other                               4.2          4.1        4.0
                                    ------        -----      -----
Effective Tax Rate                   44.0%        45.7%      44.9%
                                    ======        =====      =====

The components of the net deferred tax asset (liability) as of December 31,
1995 and 1994 were as follows:
------------------------------------------------------------------
                                               1995          1994
------------------------------------------------------------------
(dollars in thousands)
Deferred Tax Assets:

  Related to Intangible Assets               $ 1,155     $     847
  Deferred Compensation                          408           914
  Accruals and Reserves Not Currently
      Deductible For Tax Purposes              1,256           743
                                             --------     ---------
  Total Deferred Tax Assets                    2,819         2,504

Deferred Tax Liabilities:
  Related to Fixed Assets                     (1,366)     (  1,407)
  Other                                       (  128)     (     67)
                                             -------       -------
  Total Deferred Tax Liabilities              (1,494)     (  1,474)
                                             --------     ---------
  Net Deferred Tax Asset                     $ 1,325       $ 1,030

===================================================================

The net deferred tax asset is classified in the December 31, 1995 and 1994
Consolidated Balance Sheets as follows:
------------------------------------------------------------------

                                              1995         1994
------------------------------------------------------------------
(dollars in thousands)
Non-current Deferred Income
     Tax Asset                               $  238      $   287
Current Deferred Income Tax Asset             1,087          743
                                             --------     --------
Net Deferred Tax Asset                       $1,325       $1,030

===================================================================

4  EMPLOYEE BENEFIT PLANS
--------------------------

The Company maintains a separate profit sharing/401(k) savings plan. The discretionary contributions to the profit sharing/401(k) savings plan that were charged to operations for the year ended December 31, 1993 were $200,000.

Effective January 1, 1994, the Company amended the profit sharing/401(k) savings plan to add a provision to allow for partial matching of employee contributions by the Company. All employees who participate in the savings feature of the plan are eligible for the discretionary employer matching contributions. For each dollar an employee contributes up to 4% of compensation, the Company contributed 25% in 1995 and 20% in 1994. During 1995 and 1994 the charge to operations for matching contributions was $196,000 and $159,000, respectively.

The Company also maintained an Employee Stock Ownership Plan (ESOP). Effective January 1, 1995, the ESOP was merged into the profit sharing/401(k) savings plan. In conjunction with the merger of the plans, the new combined plan, the Payco American Retirement Plan, was amended to provide the employee with the ability to continue to purchase the Company's common stock through the 401(k) savings feature of the plan. No discretionary contribution was made to the ESOP during 1994 or 1993. All ESOP shares have been allocated to participant accounts.

In addition to the plans described above, the Company has another defined contribution pension plan which cover employees hired in connection with a 1995 acquisition. The cost of this plan was $25,000 in 1995.

The Company does not provide post-retirement health or life insurance benefits or post-employment benefits to employees.

5  ACCOUNTS RECEIVABLE PURCHASED
---------------------------------

In November, 1990, the Company began purchasing discounted accounts receivable portfolios. Revenue recognized on cash collected from these portfolios totalled $15.8 million, $13.1 million and $14.3 million during 1995, 1994 and 1993, respectively. Amortization costs associated with these revenues totalled $12.4 million, $10.3 million and $11.8 million during 1995, 1994 and 1993, respectively.

6  OPERATING REVENUE
---------------------

In 1995 and 1994, no single client contributed 10% or more to operating revenue. The Company had one client that contributed approximately 10% of its total operating revenue in 1993.

7  TRADE ACCOUNTS RECEIVABLE
-----------------------------

Trade accounts receivable are reported net of an allowance for doubtful accounts. The allowance at December 31, 1995 and 1994 was $604,000 and $555,000, respectively.

Trade accounts receivable consist of amounts due from clients which can be summarized into "Group Concentrations of Credit Risk" as defined in the SFAS No. 105. As of December 31, 1995 and 1994, 35% and 17% of the Company's accounts receivable were from clients in the health care and education industries, respectively, and 19% and 13% from utility clients, respectively.

8  PURCHASE OF OTHER BUSINESSES
--------------------------------

On January 1, 1995, the Company purchased certain assets of Furst and Furst (F&F). F&F provides accounts receivable management services to commercial clients through offices in Illinois, New Jersey and California. On February 1, 1995 the Company purchased the collection business of Continental Credit Adjustors (CCA). CCA is located in Houston, Texas and provides primarily medical and retail collection services to Texas clients. On May 1, 1995, the Company purchased the collection business of Grable, Greiner & Wolff, (GGW). GGW provides accounts receivable management services to commercial and retail clients and is located in Beachwood, Ohio. A total of $7.9 million was paid for these companies via cash and a note payable. In addition, the purchase agreements require certain future contingent payments which if paid out, will be accounted for as additional purchase price.

On February 1, 1994 the Company purchased certain assets of Indiana Mutual Credit Association, Inc. (IMC) at a cost of $3 million, plus certain payments contingent on performance. IMC provides accounts receivable management services primarily to the medical marketplace through its office in Indianapolis, Indiana.

The pro forma impact on the results of operations of the Company, had the acquisitions been made as of the beginning of the year purchased, would not have been material. All activity subsequent to the acquisitions has been reported in the consolidated financial statements of the Company.

9  STOCK PLANS
---------------

The Board of Directors has approved various stock option plans for certain employees and officers. The stock options have been granted at market prices.

Under a stock option plan established in 1988, the Board of Directors granted options to purchase up to 500,000 shares of common stock. The award of such options was dependent upon meeting certain performance goals over the three year period ended December 31, 1991. Under the 1988 plan, options to purchase 306,367 shares of common stock have been awarded to management, and 193,633 options have been forfeited. Under a 1992 stock option plan, 443,500 options have been granted, of which 19,500 options have been forfeited.

The Company also maintains a common stock equivalent plan. Under this plan certain management employees were granted, at the discretion of the Board of Directors, units that are valued at the market price of the Company's common stock. Employees vest in these units over the sixth to tenth year of service subsequent to the award. The units are to be paid out at the Board's discretion in common stock or cash. Participants can make an election to defer receipt of the value of the units until termination of their employment.

In the absence of such election, participants are paid 20% of the value on the 6th through 10th anniversary dates of the grant. As of December 31, 1995, there were 136,767 outstanding units awarded under the plan. The Board has no plans to award any additional units under this plan. On May 19, 1992, participants representing 160,831 units in the common stock equivalent plan agreed to cap the value of units awarded to a maximum value of $12.63 per unit. In exchange for this agreement, the Board of Directors granted each participant an equivalent number of options to purchase shares of the Company's common stock at the then current market price of $12.63. This agreement was amended on May 20, 1993, to cap the value of units awarded to a maximum value of $7.50 per unit in exchange for a reduction of their option price to $7.50. Of the 160,831 options granted under this agreement, 8,066 and 3,213 were forfeited in 1995 and 1994, respectively.

The Company realized compensation expense related to the common stock equivalent plan of $67,000, $53,000, and $(209,000) for the years ended 1995, 1994 and 1993 respectively. The related accrual is included in Other Long-Term Liabilities.

The following table summarizes stock option activity for each of the three years in the period ended December 31, 1995 and options outstanding as of December 31, 1995.

----------------------------------------------------------------
Stock option activity for the three years ended December 31, 1995 was as follows:
                                                Options Exercised
        Options Awarded           Option Price    or Forfeited
        ---------------           ------------    ----------------
1993        -                          -              17,046
1994        -                          -              96,477
1995        -                          -              88,335

As of December 31, 1995, options outstanding were as follows:
         Options Outstanding    Exercise Price       Expiration
         -------------------    --------------       ----------
             17,022               $ 4.38                1996
            136,000               $12.25                1999
            283,667               $ 7.81                1999
            136,767               $ 7.50                2002

The impact of these options on earnings per share is immaterial.
-------------------------------------------------------------------

In October, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." This standard, which must be adopted in 1996, establishes financial accounting and reporting standards for stock-based employee compensation. This standard permits entities to continue to measure compensation cost for stock-based employee compensation plans, using the accounting method prescribed by APB 25, as long as pro forma disclosures of net income and earnings per share are presented as if the fair value based method of accounting, as defined in SFAS 123, had been applied. The Company has not yet determined whether it will adopt the SFAS 123 method of accounting or continue APB 25 accounting with the required disclosures.

10  LINE OF CREDIT
------------------

The Company has a $25.0 million short-term borrowing agreement with its primary lender. The agreement allows the Company to borrow funds under a line of credit agreement or through the issuance of commercial paper. All loans made to the Company by its lender under the line of credit are payable upon demand and are evidenced by a single promissory note. The Company is not required to maintain compensating balances, and there are no restrictive covenants under the agreement. As of December 31, 1995, the Company had $12.0 million available to borrow. Funds borrowed were used primarily to finance the Company's acquisitions and for capital expenditures related to the Company's World-class Integrated Network (WIN) collection system. The maximum interest rate at December 31, 1995 was 5.95%.

The Company borrows funds under its line of credit as needed and repays the notes as funds become available from operations. The following table provides supplemental information for the three years ended December 31:

-----------------------------------------------------------------



                             Weighted
                      Weighted                          Average
                      Average                           Interest
                      Interest        Amounts           Rate
Year Ended    Ending  Rate at       Outstanding         During the
December 31,  Balance Year End     Maximum Average(1)   Year(2)
------------  ------- -----------  ------- --------     ----------
(dollars in thousands)
1993         $ 2,000    4.31%     $ 8,000  $ 4,557        4.46%
1994         $ 6,200    6.98%     $ 6,200  $ 2,176        5.80%
1995         $13,034    5.88%     $15,800  $10,793        6.25%

     (1)  Average amounts outstanding during the year were computed on daily outstanding balances.
     (2)  Weighted average interest rates during the year were
computed by dividing actual interest expense by the     average amounts
outstanding.

-------------------------------------------------------------------

11  COMMITMENTS AND CONTINGENCIES
----------------------------------

Leases- The Company is obligated under operating leases for certain office space and equipment for various periods through 2007. The Company is also obligated under capital leases for certain furniture, telephone and computer equipment.
These operating and capital leases are due in approximate amounts in the chart at the top of the next column.

__________________________________________________________
Year ended December 31,
(dollars in thousands)        Operating          Capital
---------------             --------------      ---------
1996                            $5,570           $   59
1997                             4,409                6
1998                             3,398                -
1999                             3,089                -
2000                             1,766                -
2001 and subsequent              7,825                -

                                     ______
Total Capital Lease Payments                         65
Less Interest                                      (  5)
                                                ---------
Present Value of Capital Lease Payments          $   60
                                                =========

-------------------------------------------------------------
Certain of the leases for office space require the Company to pay, as additional rent, any allocable increases in real estate taxes and other expenses over a specified base rent. Total rental expense was $5.8 million, $5.4 million, and $5.7 million for the three years ended December 31, 1995, 1994, and 1993.

The Company leases its corporate headquarters, data processing center and the office space for three of its collection operations from partnerships in which certain officers and directors of the Company are the principal partners. The terms of the leases provided for aggregate annual payments of approximately $2.4 million, $2.2 million and $2.1 million for the three years ended December 31, 1995, 1994 and 1993. Such lease amounts are subject to an escalation adjustment, not to exceed 5% annually. All operating and maintenance costs associated with these buildings are paid by the Company. In the opinion of management, the terms of the leases are at least as favorable as could have been obtained in arm's-length negotiations with an unaffiliated lessor.

Other Contingencies - At December 31, 1995, the Company was involved in a number of legal proceedings and claims that were routine to the nature of the collection business. The Company has provided for the estimated uninsured amounts and costs of defense against these pending suits through charges to operations and believes that reserves it has established for ultimate settlement are adequate at December 31, 1995.

On August 2, 1993 a complaint was filed by the Department of Justice on behalf of the Federal Trade Commission against the Company based on alleged violations of the Federal Fair Debt Collection Practices Act. On March 8, 1995, the Company reached a settlement regarding this matter. the case was resolved with a consent decree in which the Company did not admit any liability and paid a $500,000 civil penalty. The Company had previously established a reserve adequate to cover the settlement.

Reliance National Insurance Co. Ltd. (RNIC), a wholly-owned subsidiary in Bermuda, provides professional liability insurance coverage for the Company. As of December 31, 1995, RNIC had recorded reserves totaling $0.8 million for future reported and unreported claims.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS OF PAYCO AMERICAN CORPORATION

We have audited the accompanying consolidated balance sheets of Payco American Corporation (a Wisconsin corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' investment, and cash flows for the years ended December 31, 1995,1994 and 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Payco American Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.

Milwaukee, Wisconsin,                  ARTHUR ANDERSEN LLP
February 9, 1996.                      -------------------
                                       ARTHUR ANDERSEN LLP

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATIONS
------------------------------------------------
RESULTS OF OPERATIONS
---------------------

Accounts received for collection for the year ended December 31, 1995 reached a record $4.0 billion, or a 24.1% increase when compared to the year ended December 31, 1994. The acquisition of Furst and Furst (F&F), a commercial collection agency based in Chicago, Illinois; Continental Credit Adjustors
(CCA), a retail collection agency located in Houston, Texas; and Grable Greiner & Wolff (GGW) a commercial collection agency located in Beachwood, Ohio, accounted for 6.8% of the increase between years. (Also see Note 8 to the Consolidated Financial Statements). Exclusive of the 1995 acquisitions, accounts received for collection increased 17.3% as a result of new client sales and expanded services to existing clients.

Operating revenue for the three years ended December 31, 1995 is summarized in the chart below, left.
---------------------------------------------------------------
Revenue                            1995      1994       1993
----------------------          --------    ------    --------
(dollars in thousands)
Collection                      $137,626   $114,399   $115,062
Accounts Receivable-Purchased     15,798     13,128     14,272
Student Loan Billing               7,277      6,876      6,717
Medicaid Billing                   6,743      5,717      6,348
Telemarketing                      5,224      6,665      5,551
Other                              2,892      3,911      2,845
                                 --------  --------   ---------
Total Operating Revenue         $175,560   $150,696   $150,795

===============================================================
1995 vs. 1994

Collection revenue increased 20.3% to $137.6 million during 1995, compared to $114.4 million in 1994. Excluding revenue from acquisitions made in 1995, collection revenue increased $12.9 million, or 11.3%. The primary factors leading to the increase in collection revenue were new client sales, including services to state governments, expanded services to utility clients and our prime sub-contractor role for Maricopa County Health Care Systems. Collection revenue was also favorably impacted by expanded business with current clients in the student loan and credit card industry. The Company continues to experience competitive pressure on prices.

The Federal Government has approved a direct student loan program, the four year implementation of which began in July, 1994. The initial phases of this program have had little impact on the Company. The Company continues to monitor the changes and to seek opportunities in the industry.

The debate over the nation's health care system continues to be monitored by the Company. It remains unclear at this time what changes will be implemented, when they will be implemented and what their eventual impact, if any, will be on the Company's business.

                         -13-
Revenue from purchased accounts receivable portfolios increased 20.3% to $15.8 million in 1995, compared to $13.1 million in 1994. During 1995 the Company purchased nine accounts receivable portfolios at a cost of $9.7 million.

Student Loan Billing revenue increased 5.8% from $6.9 million in 1994 to $7.3 million in 1995. This increase was due primarily to increased business volume from new and existing clients. Student Loan Billing revenue also increased due to contract pricing increases which were a result of new postal rates which became effective January 1, 1995. There has been discussion in Congresssional budget hearings regarding the possibility of eliminating or reducing Federal Capital Contributions to the NDSL-Perkins loan program. As one of the primary servicers of this program, the Company could be effected by this change. The immediate or long-term effects, if any, from changes to the level of Federal Capital Contributions to the NDSL-Perkins loan program are not determinable at this time.

Medicaid Billing revenue increased 17.9% to $6.7 million primarily as a result of new client business. Medicaid Billing revenue includes processing of interstate Medicaid claims for clients, as well as health care receivable management services.

Other Billing revenue decreased 26% to $2.9 million in 1995. This category includes customized collection letter programs and billing services. The decline in Other Billing revenue is due primarily to the loss of business from a major client that subsequently declared bankruptcy. This client generated approximately $269,000 of revenue in this category in 1995, compared to $1.3 million 1994.

Telemarketing revenue decreased 21.6%, from $6.7 million in 1994 to $5.2 million in 1995. This decrease is the result of planned termination of service to clients that were not profitable. While Telemarketing revenue decreased during 1995, profit margins increased. The Company restructured its telemarketing operations at the end of 1995 by closing its Herndon, Virginia site, expanding its Phoenix, Arizona operations and opening a new site in Pittsburgh, Pennsylvania.

Operating expenses increased $23.4 million or 16.5%, to $165.6 million in 1995, compared to $142.2 million in 1994. Factors that contributed to the overall increase in operating expense are the following:

Salaries and benefits, the Company's largest expense, increased by 20.9% between years to $100.1 million. During 1995 compensation expense included $6.6 million due to the acquisition of F&F, CCA, and GGW. Exclusive of the effect of the 1995 acquisition, salaries and benefits increased 13.0%, primarily as a result of increased staff required to support new business, higher incentive compensation to the sales staff a result of the revenue increases, and additional compensation costs for development, installation and training associated with the WIN (World-class Integrated Network) system.

The Company does not provide post-retirement health or life insurance benefits or post-employment benefits to employees.

Telephone expense decreased 2.1% to $10.6 million in 1995. Telephone expense includes expense associated with dedicated communication lines, local and long distance service and maintenance on telephone equipment. Telephone expense exclusive of 1995 acquisitions deceased 6.3%. During the first half of 1994, the Company upgraded its telephone systems in certain locations through the purchase of technologically advanced equipment at a cost of approximately $1.2 million. During the third quarter of 1994, the Company renegotiated its contracts for long distance service and benefited from lower long distance rates beginning in the fourth quarter of 1994. The decline in telemarketing business also decreased telephone costs during 1995.

Postage and supplies expense increased 20.8% between years to $10.8 million. Postage and supplies expense, exclusive of the 1995 acquisitions of F&F, CCA, & GGW, increased 12.2%. Postage alone increased 11.0% exclusive of acquisitions, primarily as a result of the January 1, 1995 postal rate increase.

Occupancy costs, which includes expense for leased office space, depreciation of furniture and fixtures, amortization of leasehold improvements, and rental and repair of office equipment, increased 8.0% between 1995 and 1994 to $9.1 million. Exclusive of the acquisitions of F&F, CCA, and GGW, occupancy costs decreased 2.5%, primarily as a result of planned office space reduction and renegotiated leases at certain locations.

Data processing equipment costs increased 14.4% to $8.4 million in 1995. Exclusive of the effect of 1995 acquisitions, these costs increased 10.6%. This increase is attributable primarily to increased depreciation and maintenance charges as a result of the Company's investment in WIN. During the last half of 1994 the Company began investment in hardware and software to support WIN, the Company's new receivable management system which will replace PACS [registered trademark] (Payco Automated Collection System). During 1995 the Company installed WIN in eight office locations, bringing total installation to ten. Assuming current system configurations and conversion of all collection operations, the Company's overall investment in WIN is expected to be between $19 and $21 million. The conversion of additional offices is scheduled to continue throughout 1996 and into 1997. The Company estimates that by July 1, 1996, approximately 55.0% of the contingency collection business will be on WIN.

In 1994 the Company began to upgrade its automated student loan billing system. A total investment of approximately $4.0 million is expected to be required to accomplish this project. The Company will begin the test phase of the project during the third quarter of 1996.

Amortization of acquisition costs was $14.8 million in 1995, compared to $12.5 million in 1994. This expense category includes the amortization of non-compete agreements, debtor account inventory, goodwill and purchased accounts receivable portfolios. Amortization expense associated with purchased accounts receivable portfolios increased by $2.1 million between years to $12.4 million. This increase is due to increased collections on new and existing portfolios.

                         -14-

Other operating costs increased 4.1% between years to $11.8 million. Other operating costs, exclusive of the acquisitions of F&F, CCA, and GGW, decreased 1.3%. Other operating costs includes, among other categories, business insurance, legal expenses, skip tracing costs and travel and entertainment costs. In December of 1995, the Company established a $481,000 reserve for its remaining investment in Pay Tech, Inc., the Company's joint venture in Japan.

The business proposition that credit grantors in Japan could meaningfully benefit from an efficient receivable management process remains valid. The carrying value of the joint venture interest is sufficiently uncertain that conservative accounting dictates a reserve be established for potential losses on this investment. The Company continues to consider alternatives which may result in profitable operations in one of the largest economies in the world.

Other income, which consists primarily of interest income, increased by $166,000, while interest expense increased by $622,000 when compared to the year ended December 31, 1994. The increase in interest expense is due primarily to the increase in average borrowings under the Company's line of credit, which were used primarily to finance accounts receivable purchases, acquisition of new businesses and WIN related purchases.

The effective tax rate decreased between years from 45.7% to 44.0%. The effective tax rate fluctuates as a result of changes in pre-tax income, nondeductible expense and changes in the mix of state income tax rates.

Earnings per share in 1995 were $0.52, including a $0.03 charge for the reserve against the Company's investment in Japan, compared to $0.45 in 1994. The increase in earnings per share is primarily attributable to increased revenue during 1995, offset by the impact of increased interest expense and income taxes.

1994 vs. 1993

Accounts received for collection for the year ended December 31, 1994 were $3.2 billion, or an 8% decrease when compared to the year ended December 31, 1993. A decrease in certain government program placements and a student loan client that ceased operations in late 1993 contributed to the decline in accounts received for collection between years.

Collection revenue for the year ended December 31, 1994 decreased 0.6% over the same periods of the prior year. The overall decline in collection revenue was primarily due to declining contingency rates brought on by competition and a decrease in collection revenue from a student loan client which ceased operations in 1993. However, collection revenue benefited as a result of the acquisition of Indiana Mutual Credit Association (IMC), the foreign operations, and expanded services to new and existing clients.

Revenue from purchased accounts receivable portfolios decreased 8.0% to $13.1 million in 1994. During 1994 the Company purchased eleven accounts receivable portfolios at a cost of $17.3 million, of which $6.1 million were purchased during the fourth quarter of 1994.

Billing revenue, including Student Loan, Medicaid and Other billing revenue increased 3.7% in 1994 to $16.5 million, compared to 1993.

Telemarketing revenue increased 20.1% between 1993 and 1994 to $6.7 million, primarily as a result of sales to new clients and increased business volume from existing clients.

Salaries and benefits increased by 0.9% between years to $82.8 million.
During 1994, compensation expense included $2.3 million due to the acquisition of IMC and foreign operations. Exclusive of the effect of the IMC acquisition and foreign operations, salaries and benefits decreased 1.8% primarily as a result of staff reductions during the second half of 1993.

Telephone expense increased 6.8% to $10.8 million in 1994. Local and long distance service expense increased by $0.8 million, primarily because of acquisitions, increased telemarketing business, and a change in the long distance calling patterns. During the first half of 1994 the Company upgraded its telephone systems in certain locations through the purchase of technologically advanced equipment at a cost of approximately $1.2 million. During the third quarter of 1994 the Company renegotiated its contracts for long distance service and benefited from lower long distance rates beginning in the fourth quarter.

Postage and supplies expense decreased 2.7% between years to $9.0 million. Postage and supplies expense historically fluctuates with the level of accounts received for collection.

Occupancy costs decreased 4.1% between 1994 and 1993 to $8.4 million. Expenses related to leased office space declined $496,000 between years as a result of planned office space reduction and renegotiated leases at certain locations. Increased space rental due to the acquisition of IMC, to foreign operations and to expansion in other locations resulted in additional rental costs of $215,000 during 1994.

Data processing equipment costs decreased 7.4% to $7.4 million in 1994 compared to 1993. The decrease in data processing equipment costs is attributable primarily to savings realized under the renegotiated maintenance contract with the Company's major computer vendor which took effect in January 1994. Depreciation expense on computer equipment decreased $270,000 during 1994 when compared to 1993. During the last half of 1994, the Company began investment in hardware and software to support the WIN collection system. During the third quarter of 1994 the Company installed WIN in its Lakeland, Florida location.

                         -15-
Amortization of acquisition cost was $12.5 million in 1994, compared to $13.9 million in 1993. Amortization expense associated with purchased accounts receivable portfolios decreased by $1.5 million between years to $10.3 million. This decrease is due to the decreased collections on the portfolios.

Other operating costs were level between years at $11.4 million. Other operating costs includes business insurance and legal expenses, skip tracing costs and travel and entertainment costs.

Other income, which consists primarily of interest income, increased by $40,000, while interest expense decreased by $120,000 when compared to the year ended December 31, 1993. The decrease in interest expense was due primarily to the decreased average borrowing under the Company's line of credit.

The effective tax rate increased between years from 44.9% to 45.7%. The effective tax rate fluctuated as a result of levels of pre-tax income, nondeductible expenses and changes in the mix of state income tax rates.

Earnings per share in 1994 was $0.45, compared to $0.40 in 1993. The increase in earnings per share was primarily due to improved operating margins in 1994 as a result of cost control measures taken by the Company.

EFFECT OF INFLATION

Compensation and benefits, the Company's largest expense category, is sensitive to fluctuations in the rate of inflation.


LIQUIDITY AND CAPITAL RESOURCES

The Company has a $25.0 million short-term borrowing agreement with its primary lender. The agreement allows the Company to borrow funds under a line of credit agreement or through the issuance of commercial paper. All loans made to the Company by its lender under the line of credit are payable upon demand and are evidenced by a single promissory note. The Company is not required to maintain compensating balances, and there are no restrictive covenants under the agreement. As of December 31, 1995, the Company had $12.0 million available to borrow. Funds borrowed were used primarily to finance the Company's acquisition program and capital expenditures related to WIN.
The weighted average interest rate at December 31, 1995 was 5.88%. the maximum interest rate at December 31, 1995 was 5.95%. The Company considers the line of credit to be it primary liquidity resource.

The Company expects to continue to make investments in property and equipment in order to support the long-term growth of the Company. During 1995 the Company continued implementation and installation of WIN, a technologically advanced collection system which will replace PACS [registered trademark]. The total remaining capital expenditures associated with this project are estimated to be approximately $10 to $12 million and will continue through 1997.

The Company also expects to invest a total of approximately $4.0 million in order to upgrade its automated student loan billing system. As of December 31, 1995, $1.9 million was invested in this project. The student loan billing system is expected to be in a test phase during the third quarter of 1996. These capital expenditures are necessary in order for the Company to expand its revenue growth opportunities, enhance its collection process, respond to changing market requirements and reduce the overall cost of the data processing operation in future years. In addition, the Company will continue to selectively pursue the accounts receivable purchase program and the acquisition of certain collection and related businesses and will continue to explore opportunities in the global marketplace.

While there are a variety of factors that could have an impact on the actual amount of future capital expenditures, the Company anticipates that total capital expenditures for 1996 will be approximately $13 million.

The Company's formal commitments consist primarily of operating leases for office space and certain capitalized leases. For additional information, refer to Note 11 of the Notes to Consolidated Financial Statements.

The Company has reviewed its liquidity in relation to planned capital expenditures, growth in working capital to support increased business, and its acquisition program. To the extent internal funding may not be sufficient to meet its future cash requirements, the Company plans to utilize its line of credit, which it considers to be adequate to meet its needs.










                         -16-